IAMGOLD ANNOUNCES RECALL OF WESTWOOD MINE EMPLOYEES

Toronto, Ontario, April 22, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") announces that it has started a staged recall of employees back to its Westwood Mine. Activities are focused on training and rehabilitation work. The Company is expecting to make a decision in the second quarter with respect to a possible targeted safe restart in the second half of the year which would commence with the East Zone and progress to the other zones in a staged manner.

As reported in IAMGOLD's fourth quarter and full year 2020 results news release (dated February 17, 2021), mill feed this year is being sourced from the Grand Duc satellite open pit nearby the Westwood mill complex and is expected to be supplemented by underground material from the Westwood mine. A further update on Westwood will be provided along with IAMGOLD's first quarter operating and financial results, to be released on May 3, 2021. Guidance for Westwood production is maintained at 45,000 to 65,000 ounces in 2021.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "continue", "expect", "planned", "budget", "forecast", "schedule", "de-risking", "anticipate", "target", "estimate", "believe", "prospective", "significant", "potential", "significant potential", "substantial", "transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, the failure to meet expected, estimated or planned gold production, or to accurately estimate mineral resources or mineral reserves, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/ Annual Information Form on file with the United States Securities and Exchange Commission at https://www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD aims to become a million-ounce gold producer as it executes on its growth strategy, including bringing Côté Gold, its fourth mine, online.

IAMGOLD employs approximately 5,000 people globally. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business.

IAMGOLD is listed on the Toronto Stock Exchange (TSX:IMG) and the New York Stock Exchange (NYSE: IAG) and is one of the companies on the JSI index.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.